================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM 11-K

                              ---------------------

                                   (MARK ONE)

  [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            FOR THE TRANSITION PERIOD FROM_________ TO _____________


                          COMMISSION FILE NUMBER 1-8514

        A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                               STEWART & STEVENSON
                               401(k) SAVINGS PLAN

        B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                       STEWART & STEVENSON SERVICES, INC.
                              2707 NORTH LOOP WEST
                              HOUSTON, TEXAS 77008


================================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS





To the Administrative Committee of the
Stewart & Stevenson 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and supplemental schedules referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Stewart & Stevenson 401(k) Savings Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2000 (Schedule I), and schedule of nonexempt transactions for the year ended December 31, 2000 (Schedule II), are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ ARTHUR ANDERSEN LLP


Houston, Texas
June 28, 2001

                      STEWART & STEVENSON 401(k) SAVINGS PLAN


                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                         AS OF DECEMBER 31, 2000 AND 1999

                                                     2000           1999
                                                 -----------     -----------
ASSETS:
  Investments, at fair value                     $49,135,494     $43,597,178
  Receivables-
   Employer contributions                            310,016          66,804
   Participant contributions                       1,418,271         218,146
    Accrued income                                    22,548          10,064
   Pending sale                                       22,375          32,696
                                                 -----------     -----------

                        Total receivables          1,773,210         327,710

  Cash, noninterest-bearing                            6,968           5,055
                                                 -----------     -----------

                        Total assets              50,915,672      43,929,943

LIABILITIES:
  Accrued expenses                                    34,706            --
                                                 -----------     -----------

NET ASSETS AVAILABLE FOR BENEFITS                $50,880,966     $43,929,943
                                                 ===========     ===========

   The accompanying notes are an integral part of these financial statements.

                     STEWART & STEVENSON 401(k) SAVINGS PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income-
   Dividends                                                  $  3,499,101
   Interest                                                        166,283
   Net appreciation in fair value of common stock                1,826,170
   Net depreciation in fair value of mutual funds               (4,713,020)
                                                              ------------

                           Total investment income                 778,534

  Contributions-
   Employer                                                      2,431,008
   Participant                                                   7,952,299
   Rollover                                                        858,786
                                                              ------------

                           Total contributions                  11,242,093
                                                              ------------

                           Total additions                      12,020,627
                                                              ------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions and withdrawals                                  4,971,069
  Administrative expenses                                           98,535
                                                              ------------

                           Total deductions                      5,069,604
                                                              ------------

NET INCREASE                                                     6,951,023

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                             43,929,943
                                                              ------------

  End of year                                                 $ 50,880,966
                                                              ============


    The accompanying notes are an integral part of this financial statement.

                     STEWART & STEVENSON 401(k) SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS



1. DESCRIPTION OF THE PLAN:

GENERAL

The Stewart & Stevenson 401(k) Savings Plan (the Plan), adopted effective January 1, 1994, is a trusteed, defined contribution plan established for the benefit of all eligible employees of Stewart & Stevenson Services, Inc. (the Company), and its adopting subsidiaries (collectively, the Employers).

The following description of the Plan provides a summary of the Plan. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

PLAN ADMINISTRATION

The Plan is administered by a committee (the Administrative Committee) which is appointed by the board of directors of the Company. This committee is empowered to act on all matters affecting the Plan including, among other things, interpreting the Plan's provisions, determining the eligibility of employees to become participants in the Plan, selecting the funds to be made available in the Plan and determining any person's right to a benefit under the Plan. The members of the Administrative Committee do not receive compensation for services rendered to the Plan.

Custodial safekeeping of Plan assets is performed by Merrill Lynch Trust Company (the Trustee). Individual participant recordkeeping is performed under Merrill Lynch, Pierce, Fenner & Smith Incorporated (the Recordkeeper). Among other duties, the Trustee is to receive contributions, collect the income from the Plan's assets and make disbursements from the Plan's assets as directed by the Administrative Committee. The Recordkeeper's duties include processing and maintaining participant data, participant statements, contributions and distributions for purposes of recordkeeping.

PARTICIPATION AND ELIGIBILITY

Employee participation in the Plan is voluntary. All eligible employees, as defined under the Plan, may participate in the Plan after completion of 30 days of service with no minimum age requirement.

INVESTMENTS

The Plan offers seven mutual funds and a common/collective trust fund, or the option of one of three model fund portfolios comprised of mutual funds, as well as Stewart & Stevenson Services, Inc., common stock (the S&S Services Stock
Fund).

CONTRIBUTIONS

Newly eligible employees hired on or after January 1, 1999, are automatically enrolled for a 1 percent contribution unless otherwise elected. Participants may elect to make an additional contribution from 2 percent to 20 percent of their wages as reported to the Internal Revenue Service, subject to certain limitations, as defined. The 1 percent employee contribution is matched dollar for dollar (Basic Match) by the Company, and employee contributions in excess of 1 percent of compensation but no more than 6 percent are matched at 25 percent (Supplemental Match) by the Company. Participants may also make rollover contributions to the Plan representing distributions from other qualified defined benefit or contribution plans. Participants can change the allocation of their contributions in the investment funds or they can discontinue, increase or decrease their contribution rate within the 1 percent to 20 percent range as permitted by the Plan.

DISTRIBUTIONS, WITHDRAWALS AND LOANS

Participants are fully vested in their participant contributions, rollovers, Basic Match and earnings thereon at all times. Participants shall have a 100 percent vested interest in their Supplemental Match contributions upon attaining age 65, the normal retirement age according to the Plan. Those participants who terminate prior to normal retirement age are entitled to a benefit pursuant to the value of their vested interests in their Supplemental Match contributions as follows:

                                                    VESTED
                      YEARS OF VESTING SERVICE     INTEREST
                      ------------------------     --------

                       Less than 1 year                0%
                       1 year                         20
                       2 years                        40
                       3 years                        60
                       4 years                        80
                       5 or more years               100

Forfeited Supplemental Match contributions are used to pay Plan expenses or may be applied as a reduction of future employer matching contributions. During 2000, forfeitures were utilized to pay Plan expenses.

Participant benefits are payable to participants or to a designated beneficiary in the event of their retirement, death or termination of employment. In limited circumstances, account withdrawals may be made for financial hardship in accordance with the Plan. Benefit payments to withdrawing employees are made in lump-sum payments.

A participant may borrow from his account up to a maximum equal to the lesser of $50,000 or 50 percent of his vested account balance. The minimum loan is $1,000 and will bear interest at a rate established by the

Administrative Committee to be commensurate with the interest rates charged by persons in the business of lending money. The loans shall not exceed five years, except for loans for the purpose of acquiring a principal residence. The loans are secured by the balance in the participant's account. Principal and interest are paid ratably through periodic payroll deductions.

PLAN TERMINATION

The Administrative Committee anticipates and believes that the Plan will continue without interruption but reserves the right to terminate the Plan. In the event of termination, the assets of the Plan, less expenses of liquidation, will be allocated to the participants in accordance with the terms of the Plan.

2. SUMMARY OF ACCOUNTING POLICIES:

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION

The Plan's investments in mutual funds and common stock are recorded at cost when purchased but are adjusted to market value by the Trustee, based upon published market prices, for financial reporting purposes.

The Merrill Lynch Retirement Preservation Trust Fund is a common/collective trust fund investing primarily in guaranteed investment contracts, synthetic GICs (GICs) and U.S. Government securities. The guaranteed investment contracts are fully benefit-responsive and are recorded at contract value, which approximates fair value. Contract value is determined based on contributions made under the contract plus interest earned at the contract's rate less funds used to pay investment fees and withdrawals. The total return for the Merrill Lynch Retirement Preservation Trust Fund was 6.23 percent for the year ended December 31, 2000.

RECOGNITION OF INCOME AND EXPENSES

The net change in the difference between market value of the investments on hand at December 31, and the market value of the investments on hand as of the beginning of the year, is recorded as unrealized appreciation (depreciation) of investments. Realized gains or losses on the sale of investments and withdrawals of investments are based on the value of the assets as of the beginning of the year or the time of purchase during the year, if later. Unrealized appreciation (depreciation) of investments and realized gains or losses are recorded in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Interest and dividend income is recorded on the accrual basis by the Trustee. Plan income or loss for each investment fund is allocated to the participants daily in the ratio that each participant's account balance bears to all account balances.

The Company may pay expenses incurred in the administration of the Plan, but it shall not be obligated to do so. Any such expenses and fees not paid by the Company during 2000 were paid from forfeited employer contributions.

USE OF ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. INVESTMENTS:

The following presents investments that represent 5 percent or more of the Plan's net assets at December 31, 2000 and 1999:


    2000-
      AIM Value Fund                                             $14,346,645
      American Balanced Fund                                       4,297,325
      Stewart & Stevenson Services, Inc., common stock             3,656,044
      Franklin Small Cap Growth Fund                               3,921,656
      Massachusetts Investors Trust                                3,180,118
      Merrill Lynch Corporate Bond Fund, Inc.,
        Intermediate Fund                                          4,289,942
      Merrill Lynch Global Allocation Fund, Inc.                   6,738,359
      Merrill Lynch Retirement Preservation Trust                  5,140,003

    1999-
      AIM Value Fund                                              17,243,914
      American Balanced Fund                                       3,821,829
      Massachusetts Investors Trust                                2,377,072
      Merrill Lynch Corporate Bond Fund, Inc.,
        Intermediate Fund                                          3,285,131
      Merrill Lynch Global Allocation Fund, Inc.                   6,464,984
      Merrill Lynch Retirement Preservation Trust                  3,948,076


4. RISKS AND UNCERTAINTIES:

The Plan provides for various investments in a common/collective trust fund, mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

5. FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on January 20, 2000, in which the Internal Revenue Service stated that the Plan, as originally established, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the Code). The Plan has been amended since receiving the determination letter; however, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan is qualified and is tax-exempt as of December 31, 2000 and 1999.

6. PARTY-IN-INTEREST TRANSACTIONS:

The Plan invests in certain shares of a common/collective trust fund and mutual funds managed by Merrill Lynch Trust Company. As Merrill Lynch Trust Company serves as Trustee to the Plan, these transactions qualify as party-in-interest transactions.

In addition, the Plan invests in shares of Stewart & Stevenson Services, Inc., common stock. As the Company is the sponsor of the Plan, these transactions qualify as party-in-interest transactions.

7. NONEXEMPT TRANSACTIONS:

For the year ended December 31, 2000, certain contributions and loan repayment amounts were erroneously returned to the Company by the Trustee on December 29, 2000. As such, these transactions represented nonexempt transactions between the Company and the Plan as shown in Schedule II. Interest on these amounts was remitted to the Plan subsequent to year-end.

                                                                      SCHEDULE I



                     STEWART & STEVENSON 401(k) SAVINGS PLAN


                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2000


                                                                                         NUMBER OF
                                                                                         SHARES OR
                                                                                         PRINCIPAL               CURRENT
    IDENTITY OF ISSUE                        DESCRIPTION OF ASSET                         AMOUNT      COST        VALUE
    -----------------                        --------------------                      -------------  ----    --------------
AIM Family of Funds                        AIM Value Fund                                1,146,814    (a)     $  14,346,645

American Funds Group                       American Balanced Fund                          277,784    (a)         4,297,325

Franklin Investments                       Franklin Small Cap Growth Fund                   99,712    (a)         3,921,656

Massachusetts Financial Services           Massachusetts Investors Trust                   158,847    (a)         3,180,118

                                           Merrill Lynch Corporate Bond Fund, Inc.,
Merrill Lynch Trust Company*                 Intermediate Term                             384,748    (a)         4,289,942

                                           Merrill Lynch Global Allocation
Merrill Lynch Trust Company*                  Fund, Inc.                                   513,594    (a)         6,738,359

                                           Merrill Lynch Retirement Preservation
Merrill Lynch Trust Company*                 Trust                                       5,140,003    (a)         5,140,003

                                           Hotchkis & Wiley
Olympic Trust                                 International Fund                            63,740    (a)         1,566,748

Stewart & Stevenson Services, Inc.*        Common stock                                    161,038    (a)         3,656,044


                                           Participant loans (interest rates
Stewart & Stevenson 401(k) Savings Plan*      ranging from 8.75% to 10%)              $  1,998,654    (a)         1,998,654
                                                                                                              -------------

                                              Total assets (held at end of year)                              $  49,135,494
                                                                                                              =============

*Identified party in interest.
(a)Cost omitted for participant-directed investments.

                                                                     SCHEDULE II


                     STEWART & STEVENSON 401(k) SAVINGS PLAN


                       SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

                           RELATIONSHIP TO PLAN,         DESCRIPTION OF TRANSACTIONS, INCLUDING
    IDENTITY OF             EMPLOYER OR OTHER               MATURITY DATE, RATE OF INTEREST,                  AMOUNT
  PARTY INVOLVED            PARTY IN INTEREST                COLLATERAL AND MATURITY VALUE                  OF LOAN(A)
-----------------------   -----------------------      -----------------------------------------           -------------
Stewart & Stevenson
  Services, Inc.               Employer                  Lending of monies from the Plan to the
                                                            employer (contributions and loan
                                                            repayments returned to employer in error
                                                            and subsequently remitted) as follows-
                                                              Deemed loan dated December 29, 2000,
                                                                maturity of January 4, 2001                $   302,498
                                                              Deemed loan dated December 29, 2000,
                                                                maturity of January 4, 2001                    346,822
                                                              Deemed loan dated December 29, 2000,
                                                                maturity of January 4, 2001                    413,420


(a)Interest on amount of loan has been remitted to the Plan subsequent to year-end.

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Stewart & Stevenson 401(k) Savings Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  STEWART & STEVENSON
                                  401(k) SAVINGS PLAN ADMINISTRATIVE COMMITTEE

Date:  June 28, 2001



                                  /s/ John H. Doster
                                  ------------------------------------------
                                  John H. Doster
                                  Member



                                  /s/ C. Jim Stewart III
                                  ------------------------------------------
                                  C. Jim Stewart III
                                  Member



                                  /s/ David R. Stewart
                                  ------------------------------------------
                                  David R. Stewart
                                  Member



                                  /s/ Donald E. Stevenson
                                  ------------------------------------------
                                  Donald E. Stevenson
                                  Member

                             INDEX TO EXHIBIT


  EXHIBIT NO.              DESCRIPTION
  -----------              ------------

    23.1                   Consent of independent accountants